Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017 and 2016
(Expressed in Canadian dollars)
(Unaudited)

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2017 AND December 31, 2016
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

	March 31,	December 31,
	2017	2016

ASSETS

Current
Cash and cash equivalents	$28,078,451	$33,157,447
Accounts and other receivables (Note 4)	1,616,419	1,372,596
Prepaid expenditures	491,977	449,194
Marketable securities (Note 5)	5,076,308	5,846,627
Total current assets	35,263,155	40,825,864

Non-current
Mineral properties (Note 6)	229,513,009	223,462,223
Mineral property investments (Note 7)	4,416,780	4,416,780
Property and equipment	786,656	670,140
Reclamation deposit	115,474	115,474
Accounts and other receivables (Note 4)	74,245	67,976
Total non-current assets	234,906,164	228,732,593

TOTAL ASSETS	$270,169,319	$269,558,457

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 8)	$1,456,616	$769,675
Loans payable (Note 9)	222,496	454,819
Total current liabilities	1,679,112	1,224,494

Non-current
Debenture liability (Note 10)	2,106,371	2,106,371
Total liabilities	3,785,483	3,330,865

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	266,027,780	262,876,204
Warrant and share-based payment reserve (Note 11)	28,866,562	23,941,880
Accumulated other comprehensive (loss) income	(1,630,307)	708,672
Accumulated deficit	(26,880,199)	(21,299,164)
Total shareholders’ equity	266,383,836	266,227,592

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$270,169,319	$269,558,457
Commitments and contingencies (Note 17)
Subsequent events (Note 18)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

	Three months ended
	March 31,
	2017	2016

EXPENDITURES (Note 12)
General and administration	$4,029,360	$393,043
Exploration, evaluation and reclamation	1,265,069	137,994
Investor relations and marketing communications	1,079,776	590,792
Corporate development and business acquisitions	287,402	14,192
Loss before other items	(6,661,607)	(1,136,021)

OTHER ITEMS
Foreign exchange loss	(31,910)	(117,715)
Marketable securities fair value adjustment (Note 5)	-	(5,886)
Interest and other expenses	(62,789)	(33,795)
Interest and other income	103,327	3,311

Net loss for the period	$(6,652,979)	$(1,290,106)

Other comprehensive loss
Items that will not be reclassified to net income or loss:
Marketable securities fair value adjustment (Note 5)	(1,243,244)	-
Items that may be reclassified to net income or loss:
Currency translation adjustment	(23,791)	(564,658)

Other comprehensive loss	(1,267,035)	(564,658)

Total comprehensive loss for the period	$(7,920,014)	$(1,854,764)

Basic and diluted loss per share	$(0.01)	$(0.00)

Weighted average number of shares outstanding – Basic and Diluted	541,710,089	308,685,956

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

	Three months ended March 31,
	2017	2016
Cash flows from operating activities
Net loss for the period	$(6,652,979)	$(1,290,106)
Adjustments for:
Depreciation	73,100	21,808
Unrealized foreign exchange loss	24,573	48,789
Marketable securities fair value adjustment (Note 5)	-	5,886
Share-based payments (Note 11(d))	5,294,137	57,933
Accrued interest income	(44,226)	(86)
Accrued interest expense	59,593	16,289
Operating cash flows before movements in working capital	(1,245,802)	(1,139,487)
Changes in non-cash working capital items:
(Increase) decrease in accounts receivable	(207,472)	264,874
(Increase) decrease in prepaid expenditures	(42,620)	20,711
Increase (decrease) in accounts payables and accrued liabilities	633,441	(1,876,958)
Total cash used in operating activities	(862,453)	(2,730,860)
Cash flows from investing activities
Property and equipment purchases	(191,626)	(77,503)
Mineral property expenditures (Note 6)	(3,398,008)	(883,741)
Other receivables or payments (incurred) recovered	(6,268)	2,142
Decrease in deferred acquisition costs	-	(13,355)
Purchase of marketable securities	(472,925)	-
Cash expended in acquisition of mineral properties	(250,000)	-
Cash expended in Goldrush acquisition	-	(101,515)
Cash acquired in Goldrush acquisition	-	3,446,574
Total cash (used in) provided by investing activities	(4,318,827)	2,372,602
Cash flows from financing activities
Proceeds from exercise of warrants and stock options	352,121	1,308,795
Repayments of loans payable (Note 9)	(232,774)	-
Total cash provided by financing activities	119,347	1,308,795
Foreign exchange effect on cash	(17,063)	(92,795)
Change in cash and cash equivalents	(5,078,996)	857,742
Cash and cash equivalents, beginning	33,157,447	683,608
Cash and cash equivalents, ending	$28,078,451	$1,541,350

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

					Accumulated
	Number of			Share-based	other
	common	Capital	Warrant	payment	comprehensive	Accumulated
	shares	stock	reserve	reserve	income (loss)	deficit	Total

Balance as at December 31, 2015	293,289,909	$104,895,131	$4,685,609	$3,031,646	$2,092,242	$(10,144,241)	$104,561,387
Shares issued on settlement of debt	323,076	126,000	-	-	-	-	126,000
Shares issued on acquisition of Goldrush	11,950,223	4,780,089	-	-	-	-	4,780,089
Exercise of options	1,599,139	662,125	-	(340,547)	-	-	321,578
Exercise of warrants	5,614,835	2,549,290	(1,562,073)	-	-	-	987,217
Share-based payments	-	-	-	57,933	-	-	57,933
Loss for the period	-	-	-	-	-	(1,290,106)	(1,290,106)
Other comprehensive loss	-	-	-	-	(564,658)	-	(564,658)
Balance as at March 31, 2016	312,777,182	$113,012,635	$3,123,536	$2,749,032	$1,527,584	$(11,434,347)	$108,978,440

Balance as at December 31, 2016	539,439,736	$262,876,204	$15,360,264	$8,581,616	$708,672	$(21,299,164)	$266,227,592
Impact of adopting IFRS 9 (Note 3)	-	-	-	-	(1,071,944)	1,071,944	-
Balance as at January 1, 2017 (restated)	539,439,736	$262,876,204	$15,360,264	$8,581,616	$(363,272)	$(20,227,220)	$266,227,592
Shares issued on acquisition of mineral properties	2,700,000	2,430,000	-	-	-	-	2,430,000
Exercise of options (Note 11(d))	483,234	303,970	-	(124,970)	-	-	179,000
Exercise of warrants (Note 11(c))	845,263	417,606	(244,485)	-	-	-	173,121
Share-based payments (Note 11(d))	-	-	-	5,294,137	-	-	5,294,137
Loss for the period	-	-	-	-	-	(6,652,979)	(6,652,979)
Other comprehensive loss	-	-	-	-	(1,267,035)	-	(1,267,035)
Balance as at March 31, 2017	543,468,233	$266,027,780	$15,115,779	$13,750,783	$(1,630,307)	$(26,880,199)	$266,383,836

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

1.	NATURE OF OPERATIONS

First Mining Finance Corp. (formerly Albion Petroleum Ltd. (“Albion”)) (the “Company” or “First Mining”) was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on April 4, 2005.

The Company’s principal activity is the acquisition of high-quality mineral assets and exploration and evaluation of its North American property portfolio. During the year ended December 31, 2016, the Company completed acquisitions of Goldrush Resources Ltd. (“Goldrush”) on January 7, 2016, Clifton Star Resources Inc. (“Clifton”) on April 8, 2016, the Pitt Gold exploration property from Brionor Resources Inc. (“Brionor”) on April 28, 2016, Cameron Gold Operations Ltd. (”Cameron Gold’’) from Chalice Gold Mines Ltd. (“Chalice”) on June 9, 2016, and Tamaka Gold Corporation (“Tamaka”) on June 16, 2016. On September 26, 2016, the Company completed the divestiture of three Mexican silver exploration properties to Silver One Resources Inc. (“Silver One”). During the three months ended March 31, 2017, the Company completed the acquisition of mining claims located near Pickle Lake, Ontario and in the Township of Duparquet, Québec, which are adjacent to two of the Company’s existing properties.

First Mining is a public company which is listed on the TSX Venture Exchange (the “TSXV”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is located at Suite 1805 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with, International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Except as described in Note 3, the Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2016, which should be read in conjunction with these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements have been prepared under the historical cost method, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income, which are stated at their fair value. The condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company’s Canadian entities. The functional currency of the Company’s foreign subsidiaries is US dollars.

The preparation of condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2016.

The use of judgments, estimates and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 10, 2017.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

3.	ACCOUNTING POLICIES

These consolidated financial statements have been prepared using accounting policies consistent with those used in the Company’s 2016 audited consolidated annual financial statements, except as described below.

Change in accounting policies – Financial Instruments

The Company has early adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2017. IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged.

As a result of the early adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any financial assets on transition date. The main area of change is the accounting for equity securities previously classified as fair value through profit and loss.

The following is the Company’s new accounting policy for financial instruments under IFRS 9.

(a)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2017. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original classification	New classification
	IAS 39	IFRS 9
Cash and cash equivalents	Amortized cost	Amortized cost
Accounts and other receivables	Amortized cost	Amortized cost
Marketable securities	FVTPL	FVTOCI
Mineral property investments	FVTPL	FVTOCI
Reclamation deposit	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans payable	Amortized cost	Amortized cost
Debenture liability	Amortized cost	Amortized cost

Upon the adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities and mineral property investments as FVTOCI given they are not held for trading and are instead held as strategic investments that align with the Company’s corporate objectives.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

3.	ACCOUNTING POLICIES (continued)

Change in accounting policies – Financial Instruments (continued)

As the Company is not restating prior periods, it has recognized the effects of retrospective application to shareholders’ equity at the beginning of the 2017 annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to opening accumulated deficit on January 1, 2017 of $1,071,944 (see table below) with a corresponding adjustment to accumulated other comprehensive (loss) income.

Security	Accumulated fair value gain (loss)
as at December 31, 2016
Silver One Resources Inc. (TSX.V: SVE)	$(1,080,000)
Other marketable securities	8,056
Total	$(1,071,944)

(b)	Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive (loss) income.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive (loss) income.

(c)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

3.	ACCOUNTING POLICIES (continued)

Change in accounting policies – Financial Instruments (continued)

(d)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within the accumulated other comprehensive (loss) income.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of net (loss) income.

Accounting Standards Issued but Not Yet Applied

The following are accounting standards anticipated to be effective January 1, 2018 or later:

IFRS 15 Revenue from Contracts with Customers
IFRS 15 will replace IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations on revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early application permitted. Currently, no impact on the Company’s consolidated financial statements is expected.

IFRS 16 Leases
IFRS 16 will replace IAS 17 Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Application of the standard is mandatory for annual periods beginning on or after January 1, 2019, with early application permitted. Currently, no material impact on the Company’s consolidated financial statements is expected.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

4.	ACCOUNTS AND OTHER RECEIVABLES

Category	March 31,	December 31,
	2017	2016
Current
GST receivables	$382,432	$179,569
Quebec mining tax receivables	61,002	61,002
Other receivables(1)	506,885	460,675
Nord Prognoz receivable(2)	666,100	671,350
Total current accounts and other receivables	$1,616,419	$1,372,596
Non-current
Mexican VAT receivable	74,245	67,976

Total accounts and other receivables	$1,690,664	$1,440,572

(1)

Current other receivables include a balance of USD$250,000 which represents the consideration for title transfer of the Goldrush West Africa SARL Rima permit and the remainder is related to interest and other miscellaneous receivables. See Note 18 (b).

(2)

The Nord Prognoz receivable relates to USD$500,000 owing from Nord Prognoz Ltd (“Nord Prognoz”), as the residual consideration payable to Goldrush for the sale of its then wholly-owned subsidiary Goldrush Burkina SARL in 2014. The amount is held in escrow and subject to any deductions for certain liabilities that occurred prior to closing the Goldrush Burkina SARL transaction. Terms of the contract specify that the amount owing will be released from escrow on December 31, 2017.

5.	MARKETABLE SECURITIES

Security	March 31,	December 31,
	2017	2016
Silver One Resources Inc. (TSX.V: SVE)	$3,780,000	$5,280,000
Other marketable securities	1,296,308	566,627
Total	$5,076,308	$5,846,627

During the three months ended March 31, 2017, the Company recognized an unrealized loss of $1,243,244 (2016 – $5,886) related to the fair value adjustments of its marketable securities.

The Company early adopted all of the requirements of IFRS 9 as of January 1, 2017. Under IFRS 9, all marketable securities owned by the Company are reclassified as FVTOCI, with fair value loss of $1,243,244 recorded in other comprehensive loss for the three months ended March 31, 2017. Had the Company not early adopted IFRS 9 and reclassified all marketable securities as FVTOCI, the fair value loss would have been recorded in the consolidated statements of net loss under IAS 39.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

6.	MINERAL PROPERTIES

As at March 31, 2017 and December 31, 2016, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

	Balance December 31, 2016	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance Mar 31, 2017
Hope Brook	$17,595,297	$-	$20,000	$-	$750	$(735)	$8	$20,023	$-	$-	$-	$17,615,320
Springpole	68,121,214	-	2,853	70,211	152,058	195,330	31,052	451,504	-	-	-	68,572,718
Pickle Crow	15,821,422	-	35,992	3,826	221,777	20,228	20,311	302,134	-	-	-	16,123,556
Duquesne	5,023,019	-	598	-	1,088	367	1,409	3,462	-	-	-	5,026,481
Pitt	2,073,841	-	-	-	3,821	125	-	3,946	-	-	-	2,077,787
Cameron	26,016,703	-	31,005	1,587	66,371	13,212	646	112,821	-	-	-	26,129,524
Goldlund	85,103,290	-	1,926	186,095	1,680,875	129,476	221,455	2,219,827	-	-	-	87,323,117
Others in Canada (1)	-	2,680,000	751	114	4,240	-	-	5,105	-	-	-	2,685,105
Canada Total	$219,754,786	$2,680,000	$93,125	$261,833	$2,130,980	$358,003	$274,881	$3,118,822	$-	$-	$-	$225,553,608
Miranda	760,386	-	35,640	-	396	255	-	36,291	-	(5,716)	-	790,961
Socorro	711,626	-	52,376	-	395	-	25	52,796	-	(5,230)	-	759,192
San Ricardo	829,459	-	89,309	-	395	517	-	90,221	-	(5,914)	-	913,766
Others in Mexico(2)	702,521	-	99,878	-	-	-	-	99,878	-	(4,860)	-	797,539
Mexico Total	$3,003,992	$-	$277,203	$-	$1,186	$772	$25	$279,186	$-	$(21,720)	$-	$3,261,458
USA	703,445	-	-	-	-	-	-	-	-	(5,502)	-	697,943
Total	$223,462,223	$2,680,000	$370,328	$261,833	$2,132,166	$358,775	$274,906	$3,398,008	$-	$(27,222)	$-	$229,513,009

	Balance December 31, 2015	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance Dec 31, 2016
Hope Brook	$17,543,366	$(45,000)	$38,900	$7,492	$25,718	$19,081	$5,740	$96,931	$-	$-	$-	$17,595,297
Springpole	66,249,495	-	256,992	332,890	663,348	466,532	151,957	1,871,719	-	-	-	68,121,214
Pickle Crow	15,176,626	153,120	122,984	17,215	315,892	32,128	3,457	491,676	-	-	-	15,821,422
Duquesne	-	4,980,624	1,280	-	28,785	6,428	5,902	42,395	-	-	-	5,023,019
Pitt	-	2,047,786	732	-	25,182	-	141	26,055	-	-	-	2,073,841
Cameron	-	25,799,192	3,267	65,414	108,888	20,395	19,547	217,511	-	-	-	26,016,703
Goldlund	-	84,859,301	3,151	71,374	92,629	64,009	12,826	243,989	-	-	-	85,103,290
Canada Total	$98,969,487	$117,795,023	$427,306	$494,385	$1,260,442	$608,573	$199,570	$2,990,276	$-	$-	$-	$219,754,786
Miranda	679,715	-	47,409	21,645	16,468	6,512	9,238	101,272	-	(20,601)	-	760,386
Socorro	587,889	-	105,543	9,636	7,341	11,299	7,416	141,235	-	(17,498)	-	711,626
San Ricardo	634,908	-	146,431	24,013	18,742	17,797	6,525	213,508	-	(18,957)	-	829,459
Peñasco Quemado	2,783,382	-	105,726	6,308	-	-	242	112,276	-	(145,747)	(2,749,911)	-
La Frazada	1,891,699	-	1,845	-	-	-	-	1,845	-	(97,947)	(1,795,597)	-
Pluton	904,292	-	65,882	906	2,277	885	512	70,462	-	(35,518)	(939,236)	-
Others in Mexico(2)	460,099	-	287,236	12,121	3,985	1,217	5,501	310,060	(53,018)	(14,620)	-	702,521
Mexico Total	$7,941,984	$-	$760,072	$74,629	$48,813	$37,710	$29,434	$950,658	$(53,018)	$(350,888)	$(5,484,744)	$3,003,992
USA	680,860	-	40,977	-	460	-	275	41,712	-	(19,127)	-	703,445
Burkina Faso	-	361,894	-	85,385	5,864	22,290	9,681	123,220	-	-	(485,114)	-
Total	$107,592,331	$118,156,917	$1,228,355	$654,399	$1,315,579	$668,573	$238,960	$4,105,866	$(53,018)	$(370,015)	$ (5,969,858)	$223,462,223

(1)

Other mineral properties in Canada as at March 31, 2017 include the mining claims located near Pickle Lake, Ontario and in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project, and the Duparquet gold project (in which the Company holds a 10% indirect interest).

(2)	Other mineral properties in Mexico as at March 31, 2017 and December 31, 2016 include the Puertecitos, Los Tamales, Margaritas, Geranio, El Apache, El Roble, Batacosa, Lachatao and Montana Negra.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

7.	MINERAL PROPERTY INVESTMENTS

The Company early adopted all of the requirements of IFRS 9 as of January 1, 2017. Under IFRS 9, mineral property investments are classified as FVTOCI, with changes in fair value recorded in other comprehensive (loss) income.

Category	March 31,	December 31,
	2017	2016
Duparquet gold project	$4,416,780	$4,416,780

The Company, through its subsidiary Clifton, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	March 31,	December 31,
	2017	2016
Accounts payable	$1,310,308	$560,675
Other accrued liabilities	146,308	209,000
Total	$1,456,616	$769,675

9.	LOANS PAYABLE

Category	March 31,	December 31,
	2017	2016
Loans payable – First Majestic Silver Corp.	$222,496	$454,819

In relation to the above loans payable, as at March 31, 2017, the Company had outstanding principal of $166,525 (USD$125,000) and outstanding accrued interest of $55,971 (USD$42,014) (December 31, 2016 - $335,675 (USD$250,000) and $119,144 (USD$88,735), respectively) payable to First Majestic Silver Corp. (a related party – see Note 14).

10.	DEBENTURE LIABILITY

As part of the amalgamation with Tamaka on June 16, 2016, the Company assumed a liability of $2,139,900 in connection with three debentures (the “Debentures”) that had previously been issued by Tamaka. The Debentures were originally granted to Kesselrun Resources Ltd. (“Kesselrun”) (TSXV: KES) on August 15, 2014, December 31, 2014, and December 31, 2015, and bear interest at a rate of 10.0% per annum, payable annually (See Note 17). As at March 31, 2017, $53,500 (December 31, 2016 – $nil) of accrued interest has been recorded in accounts payable and accrued liabilities. The amounts for the Debentures, net of transaction costs of $33,529, are as follows:

Category	March 31,	December 31,
	2017	2016
Debenture principal due August 15, 2021	$1,968,663	$1,968,663
Debenture principal due December 31, 2021	37,405	37,405
Debenture principal due December 31, 2022	100,303	100,303
Total	$2,106,371	$2,106,371

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

11.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b)	Issued and Fully Paid

Common shares: 543,468,233 (December 31, 2016 – 539,439,736).
Preferred shares: nil (December 31, 2016 – nil).

c)	Warrants

The Company’s warrants outstanding as at March 31, 2017 and December 31, 2016 and the changes between those dates are as follows:

	Number	Weighted average
		exercise price
Balance as at December 31, 2016	50,938,672	$0.80
Warrants exercised	(845,263)	0.20
Balance as at March 31, 2017	50,093.409	$0.81

The following table summarizes information about the warrants as at March 31, 2017:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per Share)	Weighted average remaining life (Years)
$ 0.00 – 0.50	12,179,224	$0.33	1.79
$ 0.51 – 1.00	21,039,185	0.85	1.21
$ 1.01 – 1.50	16,875,000	1.10	2.35
	50,093,409	$0.81	1.73

d)	Stock Options

The Company has adopted a stock option plan that allows for the issuance of up to 10% of the issued and outstanding common shares as incentive stock options to directors, officers, employees and certain consultants of the Company. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors. All options granted and outstanding are fully vested and exercisable, with the exception of the grants for certain employees in accordance with TSXV regulations.

The Company’s outstanding stock options as at March 31, 2017 and December 31, 2016 and the changes between those dates are as follows:

	Number	Weighted average
		exercise price
Balance as at December 31, 2016	24,440,617	$0.67
Issued – February 10, 2017	10,630,000	0.85
Issued – March 13, 2017	250,000	0.95
Options exercised	(483,234)	0.37
Balance as at March 31, 2017	34,837,383	$0.73

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

11.	SHARE CAPITAL (continued)

d)	Stock Options (continued)

The following table summarizes information about the stock options outstanding as at March 31, 2017:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted average	average		Weighted average	average
Exercise	Number of	exercise price	remaining life	Number of	exercise price	remaining life
price	options	($ per Share)	(Years)	options	($ per Share)	(Years)
$ 0.00 – 0.50	9,887,383	$0.39	1.95	9,887,383	$0.39	1.95
$ 0.51 – 1.00	22,925,000	0.80	4.46	22,415,000	0.80	4.46
$ 1.01 – 1.50	1,390,000	1.34	1.02	1,390,000	1.34	1.02
$ 1.51 – 2.00	-	-	-	-	-	-
$ 2.01 – 2.50	635,000	2.18	1.02	635,000	2.18	1.02
	34,837,383	$0.73	3.55	34,327,383	$0.73	3.53

During the three months ended March 31, 2017, 10,880,000 (2016 – nil) stock options with an aggregate fair value of $5,154,642 (2016 – $nil), or a weighted average fair value of $0.50 per option (2016 – $nil), were granted to Directors, Officers, employees and consultants, and $139,495 (2016 – $57,933) for vesting of previously granted stock options to an Officer.

The fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended March 31,
	2017	2016
Risk-free interest rate	1.44%	-
Exercise price	$0.85	-
Expected life	5.0 years	-
Expected volatility(1)	70.44%	-
Expected dividend yield	Nil	-

(1)	The computation of expected volatility was based on the historical volatility of comparable companies from a representative peer group of publicly traded mineral exploration companies.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

12.	EXPENDITURES

Significant components of the Company’s expenditures are comprised of the following:

	For the three months ended March 31, 2017		For the three months ended March 31, 2016
	General and administration	Exploration, evaluation and reclamation	General and administration	Exploration, evaluation and reclamation
Administrative and office	$101,544	$-	$84,122	$-
Depreciation (non-cash)	17,417	55,683	357	21,451
Consultants	-	30,559	5,555	18,937
Exploration, evaluation and reclamation	-	6,856	-	19,226
Professional fees	188,778	39,961	146,784	44,000
Salaries and directors fees	195,607	7,956	69,268	33,806
Share-based payments (non-cash) (Note 11(d))	3,400,612	1,072,062	-	-
Transfer agent and filing fees	90,666	-	76,028	-
Travel and accommodation	34,736	51,992	10,929	574
	$4,029,360	$1,265,069	$393,043	$137,994

13.	SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration and retention of mineral property assets. Geographic segment information of the Company’s non-current assets as at March 31, 2017 and December 31, 2016 are as follows:

Non-current assets	March 31, 2017	December 31, 2016
Canada	$230,871,851	$224,956,454
Mexico	3,336,370	3,072,694
USA	697,943	703,445
Total	$234,906,164	$228,732,593

14.	RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s directors and officers, and any companies associated with them. The Company incurred the following expenditures during the three months ended March 31, 2017 and 2016:

Service or Item	Three months ended March 31,
	2017	2016

Administration and office expenses	$49,665	$30,888

Administration and office expenses include amounts paid to First Majestic Silver Corp. (“First Majestic”), a company with two directors in common, which provides office space and some administrative services to the Company.

As at March 31, 2017, included in accounts payable is an amount of $19,983 (December 31, 2016 - $20,141) due to the Chief Executive Officer. Included in current liabilities is an amount of $222,496 (December 31, 2016 - $454,819) due to First Majestic relating to the outstanding loans payable (Note 9), as well as $2,013 (December 31, 2016 - $1,487) due to First Majestic for administration and office expenses.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

14.	RELATED PARTY TRANSACTIONS (continued)

Key Management Compensation

Key management includes the Officers and Directors of the Company. The compensation paid or payable to key management for services during the three months ended March 31, 2017 and 2016 are as follows:

Service or Item	Three months ended March 31,
	2017	2016
Directors’ fees	$26,000	$-
Salaries and consultants’ fees	221,618	167,522
Share-based payments (non-cash)	4,236,407	57,933
Total	$4,484,025	$225,455

15.	SUPPLEMENTAL CASH FLOW INFORMATION

During the three months ended March 31, 2017, significant non-cash investing and financing transactions were as follows:

•	2,700,000 shares issued as part of the acquisition of other Canadian mineral properties; and
•	$nil paid or accrued for income taxes.

During the three months ended March 31, 2016, the significant non-cash investing and financing transactions were as follows:

•	11,950,223 shares issued as part of the acquisition of Goldrush;
•	323,076 shares issued for the settlement of $126,000 accounts payable previously held by PC Gold; and
•	$nil paid or accrued for income taxes.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

16.	FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1: fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments.

The carrying values of reclamation deposit, other receivables, loans payable, and debenture liability approximated their fair values because the carrying values represented the amounts that the Company would receive or pay if those financial instruments were to settle as of March 31, 2017.

The carrying value of marketable securities was based on the quoted market prices of the shares as at March 31, 2017 and was therefore considered to be Level 1.

The carrying value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The valuation of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. The dollar per gold ounce paid for the acquisition of the 10% indirect interest in the Duparquet project was comparable to other gold transactions around the time of the acquisition, and as at March 31, 2017, no change in fair value was identified. Therefore, the carrying values of mineral property investments approximated their fair values.

The following table presents the Company’s fair value hierarchy for financial assets that are measured at fair value:

	March 31, 2017			December 31, 2016
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 3	Carrying value	Level 1	Level 3
Financial assets:
Marketable securities	$5,076,308	$5,076,308	$-	$5,846,627	$5,846,627	$-
Mineral property investments	4,416,780	-	4,416,780	4,416,780	-	4,416,780
Total	$9,493,088	$5,076,308	$4,416,780	$10,263,407	$5,846,627	$4,416,780

None of the Company’s financial liabilities are measured at fair value.

During the three months ended March 31, 2017 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

17.	COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company has commitments in respect of an office lease, site equipment leases, and liabilities assumed through its acquisitions as follows:

	Expected payments due by period as at March 31, 2017
	Less than 1	1 – 3	4 – 5	After 5
	year	years	years	years
Office premises (PC Gold acquisition)	$70,630	$29,429	$-	$-
Repayments:
First Majestic Silver Corp. – loans payable	234,925	-	-	-
Kesselrun Resources Ltd. – debenture liability	213,990	427,980	2,465,980	112,090
Total	$519,545	$457,409	$2,465,980	$112,090

The Company has a sub-lease agreement for the use of office premises in Toronto, Ontario, for $4,000 per month until October 30, 2018. The total sub-lease payments committed is $48,000 for the first year from March 31, 2017, and $28,000 for the remainder of the agreement.

Certain of the mineral properties in which the Company has interests are subject to net smelter returns ("NSRs") royalties, payable at a time in the future when the project enters production, or which may be bought back by the Company prior to that time under certain terms and conditions. As at March 31, 2017, the Company’s significant NSR arrangements on its Tier 1 Canadian mineral properties, that are over claims which currently comprise the National Instrument 43-101 compliant resource, are as follows:

Mineral property	Interest	NSR	Buyback

Hope Brook	21 mineral licenses	2% NSR	Buyback of 1% NSR for $1 million
Springpole	15 patented claims	3% NSR	-
Springpole	10 patented claims	3% NSR	Buyback of up to 2% NSR for $2 million
Springpole	5 patented claims	3% NSR	Buyback of 1% NSR for $1 million
Pickle Crow	98 patented claims	1% NSR	-
Pickle Crow	14 mineral claims	2% NSR	Buyback of up to 2% NSR for $4 million
Pickle Crow	8 patented claims 5 unpatented claims	2% NSR	Buyback of 1% NSR for $1 million
Cameron	1 mining lease	$0.30/tonne	-
Cameron	4 patented claims 20 unpatented claims	1% NSR	-
Goldlund	21 patented claims	2.5% NSR	Buyback of 2.5% NSR for $2.5 million
Goldlund	9 patented claims	1% NSR	-

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

17.	COMMITMENTS AND CONTINGENCIES (continued)

CONTINGENCY

On June 16, 2016, the Company assumed control of the business and assets of Tamaka as a result of an amalgamation between Tamaka and a wholly owned subsidiary of the Company. Tamaka was a party to the Debentures with an aggregate principal amount of approximately $2.1 million, payable to Kesselrun. Kesselrun has commenced an action before the Ontario Superior Court alleging that the Debentures were required to be converted into common shares of the Company as a result of the amalgamation transaction with Tamaka and is seeking an order for, among other things, the issuance to Kesselrun of shares of First Mining or, in the alternative, damages. The Company disagrees with this position and takes the position that the Debentures have not been converted and remain outstanding.

The Company has engaged legal counsel and at this time cannot definitively predict the outcome of this dispute. In the event that Kesselrun prevails, the primary relief sought by Kesselrun would be to convert the full amount of the Debentures principal, amounting to approximately $2.1 million, into approximately 5.6 million of the Company’s common shares, which had a fair market value of approximately $4.6 million as at March 31, 2017.

18.	SUBSEQUENT EVENTS

a)	Exercise of Stock Options

Subsequent to March 31, 2017, a total of 526,805 stock options of the Company were exercised for gross proceeds of $205,962.

b)	Collection of Other Receivable

Subsequent to March 31, 2017, the Company collected USD$200,000 for the Rima Permit title transfer in Burkina Faso, which will be reflected in the financial statements for the three and six months ended June 30, 2017.